SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors and Non-Standing Director
	Date	Agenda	Bongsung Oum	Bart van Halder	Ingoo Han	Doug J. Dunn	Dongwoo Chun

		- Financial Statements of FY 2006	For	For	For	Absent	For

1	Jan. 12, 2006	- Investment of Clean room and Utility at P8 plant in Paju	For	For	For	Absent	For

		- Cancellation of Stock Option	For	For	For	Absent	For

2	Feb. 8, 2006	- Convening of Annual General Meeting	For	For	For	Absent	For

		- Appointment of the Chairman of the Board	For	For	For	Absent	For

		- Appointment of the Member of the Remuneration Committee	For	For	For	Absent	For

3	Apr. 7, 2006	- Appointment of the Member of the Outside Director Nomination and Corporate Governance Committee	For	For	For	Absent	For

		- Approval of Facilities Investment for Expansion of Production Capacity in Gumi	For	For	For	Absent	For

4	Jul. 11, 2006	- Equipment Investment of Gen. 5.5 at P8 plant in Paju	For	For	For	For	For

5	Oct. 9, 2006	- Strategic Alliance with Toshiba	For	For	For	For	For

6	Nov. 30, 2006~	- Funding Plan of FY2007	For	For	For	For	For

	Dec. 1, 2006	- Remuneration Limit of Executive Officers	For	For	For	For	For

7	Nov. 30, 2006	- Report : Pre-review of ‘06 Estimate and ‘07 Business Plan	—	—	—	—	—

		- Report : Audit Committee’s Performances, etc.	—	—	—	—	—

8	Dec. 18, 2006	- Nomination of New JRD/CEO Candidate	For	For	For	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

Committee	Member	Activities
		Date	Agenda	Remarks
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han	Jan. 11, 2006~ Jan. 12, 2006

-   Approval of ’05 Q4 Financial Statements

-   Internal Controller’s Biannual Report

-   Approval of Non-Audit Services by External Auditor

-   Examination of Agenda and Documents for Annual General Meeting of Shareholders

-   Progress Status of External Audit and Readiness of SOA 404

For Report For For Report
		Apr. 6, 2006	- Approval of ’06 Q1 Financial Statements - Annual Audit Plan of External Auditor	For Report
			- Approval of Audit, Audit Related & Non-Audit Services by External Auditor	For
			- Internal Accounting Control System and Readiness of SOA 404	Report

			- Internal Audit Report	Report

		Jul. 10, 2006~ Jul. 11, 2006	- Approval of ’06 Q2 Financial Statements - Approval of Non-Audit Services by External Auditor - Review of Annual Audit Plan of External Auditor and Readiness of SOA 404	For For Report

			- Internal Accounting Controller’s Report and Progress Status & Assessment Results regarding Internal Control System	Report

			- Internal Audit Report / Review of the Internal Audit Charter / Fairness of Transactions with Major Shareholders	Report

			- Status of ERM Project	Report

		Oct. 9, 2006	- Approval of ’06 Q3 Financial Statements - Progress Status of Annual Audit Plan and Readiness of SOA 404	For Report

			- Approval of Audit Related & Non-Audit Services by External Auditor	For

			- Progress Status & Assessment Results regarding Internal Control System / Readiness of SOA 404 - Amendment of the Internal Audit Charter	Report For
			- Internal Audit Report / Compliance Level with SOA & IIA’s Standards	Report

Nov. 30, 2006

- Report of Audit Committee Issues for the Board (Audit

   Committee’s Performances in 2006, Audit Committee’s

   Self-Assessment Results of 2006, Amendment of the Audit

   Committee Charter)

- Internal Control Compliance

- Internal Audit Report

- Pre-review of ’06 Estimate and ’07 Business Plan

Report Report Report Report
Remuneration Committee	Mr. Ad Huijser, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun	Jan. 11, 2006	- ’06 Remuneration Limit for Directors - ’05 Executive Officer Incentive Plan - Stock Option Cancellation	For For For
		Nov. 30, 2006	- ’07 Remuneration Limit for Executive Officers - The Change of Reward Scheme	For For
Outside Director Nomination and Corporate Governance Committee	Mr. Dongwoo Chun, Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart Van Halder	Nov. 30, 2006	- Approval on the nomination for Outside director re-appointment of Bart van Halder and Ingoo Han	For

3. Remuneration of Outside Directors & Non-Standing Directors

(KRW Million)

	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director (Non-Outside Director)	2	13,400	57.6	28.8	—
Outside Director	5		277.2	55.4

*	Remuneration limit for the total 9 directors, including standing directors

II.	Accumulated Transaction Amount of LG.Philips LCD H.Q. with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2005 Total Assets or Sales Revenue in 2006.

(KRW Billion)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG.Philips LCD America Inc. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	967	10.9%
Sales, etc.	LG.Philips LCD Germany GmbH (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	1,701	19.1%
Sales, etc.	LG.Philips LCD Japan Co., Ltd. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	1,146	12.9%
Sales, etc.	LG.Philips LCD Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	1,974	22.2%
Sales, etc.	LG.Philips LCD Hong Kong Co., Ltd. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	816	9.2%
Sales, etc.	LG.Philips LCD Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	1,034	11.6%
Sales, etc.	LG.Philips LCD Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2006 ~ Dec. 31, 2006	1,141	12.8%
Sales/Purchase	LG Electronics Inc. (Largest Shareholder)	Jan. 1, 2006 ~ Dec. 31, 2006	589	6.6%
Purchase, etc	LG Chem. Ltd. (Affiliate)	Jan. 1, 2006 ~ Dec. 31, 2006	582	6.5%
Purchase, etc	LG International Japan Co., Ltd. (Subsidiary of Affiliate)	Jan. 1, 2005 ~ Dec. 31, 2005	733	8.2%

*	Compared to 2005 non-consolidated Sales Revenue (KRW 8,890.2 Billion)
**	The above transaction amount is to be reported in the audit report of FY 2006 and subject to change.

III. Reference Relating to the Business

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being increased.

-	The demand for LCD panels for Notebook PCs & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. We expect competition between TFT-LCD and PDP technologies to intensify in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality of LCD industry

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully also depends on factors both within and outside our control, including product price, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, competing technology and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, the domestic portion has grown due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung

                Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC, BOE-OT, etc.

B. Company

(1)	Company overview

-	The commercial production of our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related business to LG Soft Co., Ltd (currently LG.Philips LCD Co., Ltd.). LG.Philips LCD became a J/V between LG Electronics and Philips Electronics in September 1999.

In July 2004, we completed initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will make stepping-stone for growing LCD TV market.

-	As demand for LCD TV continued to grow, our non-consolidated sales revenue in 2006 increased by 14.7% year-on-year to KRW 10,201 billion. Due to the difficult business environment like imbalance between supply and demand, a steeper-than-anticipated fall in average selling price of LCD panels, a drastic appreciation of KRW, continued high oil prices, etc., we incurred a non-consolidated operating loss of KRW 945 billion and a non-consolidated net loss of KRW 769 billion in 2006. Our consolidated sales revenue in 2006 increased by 5.4% year-on-year to KRW 10,624 billion. And we incurred a consolidated operating loss of KRW 879 billion and a consolidated net loss of KRW 769 billion in 2006.

-	We reinforced our position as a leader in LCD technology with the world’s largest 100-inch TFT-LCD panel and the development of a super-slim panel for mobile phones.

-	Moreover, LPL made strategic alliances or long-term sales contracts with major global firms such as Kodak and Syntax-Brillian of the United States and Japan’s Toshiba among others to secure customers and expand partnerships for technology development.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Financial Statements

-	Korean GAAP Consolidated Financial Statements

a.	Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million)
Description	FY 2006	FY 2005	Remarks
1. Sales	10,624,200	10,075,580
2. Cost of goods sold	(10,932,316)	(9,094,711)
3. Gross income	(308,116)	980,869
4. SG&A	(570,922)	(511,172)
5. Income from operations	(879,038)	469,697
6. Non-operating income	444,243	416,053
7. Non-operating expenses	(586,681)	(517,055)
8. Income before income tax	(1,021,476)	368,695
9. Income tax expense	252,163	148,317
10. Net income	(769,313)	517,012

b.	Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million)
Description	FY 2006	FY 2005	Remarks
1. Current assets	3,154,627	3,846,068
2. Fixed assets	10,333,160	9,828,014
1) Investment assets	781,288	469,109
2) Tangible assets	9,428,046	9,199,599
3) Intangible assets	123,826	159,306
Total Assets	13,487,787	13,674,082
1. Current liabilities	3,208,789	3,138,835
2. Non-current liabilities	3,389,322	2,859,650
Total Liabilities	6,598,111	5,998,485
1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,275,172	2,279,250
3. Retained earnings	2,839,373	3,608,686
4. Capital adjustment	(13,948)	(1,418)
Total Shareholders’ Equity	6,889,676	7,675,597
Total Liabilities and Total Shareholders’ Equity	13,487,787	13,674,082

-	Korean GAAP Non-Consolidated Financial Statements

a.	Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million)
Description	FY 2006	FY 2005	Remarks
1. Sales	10,200,660	8,890,155
2. Cost of goods sold	(10,688,068)	(8,029,141)
3. Gross income	(487,408)	861,014
4. SG&A	(457,800)	(413,377)
5. Income from operations	(945,208)	447,637
6. Non-operating income	370,831	306,063
7. Non-operating expenses	(449,992)	(386,419)
8. Income before income tax	(1,024,369)	367,281
9. Income tax expense	255,056	149,731
10. Net income	(769,313)	517,012

b.	Non-Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million)
Description	FY 2006	FY 2005	Remarks
1. Current assets	2,731,656	3,196,934
2. Fixed assets	10,084,191	9,798,981
1) Investment assets	1,109,933	660,628
2) Tangible assets	8,860,076	8,988,459
3) Intangible assets	114,182	149,894
Total Assets	12,815,847	12,995,915
1. Current liabilities	2,694,389	2,594,282
2. Non-current liabilities	3,231,782	2,726,036
Total Liabilities	5,926,171	5,320,318
1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,275,172	2,279,250
3. Retained earnings	2,839,373	3,608,686
4. Capital adjustment	(13,948)	(1,418)
Total Shareholders’ Equity	6,889,676	7,675,597
Total Liabilities and Total Shareholders’ Equity	12,815,847	12,995,915

(3)	Market shares

-	World wide market share of large-size TFT-LCD panels (>10”) based on revenue

	from Q1 to Q3 in 2006	2005
Panel for Notebook PC	15.8%	22.5%
Panel for Monitor	22.5%	22.5%
Panel for TV	23.9%	23.9%
Total	22.2%	22.2%
(Source: DisplaySearch Q4 2006)

(4)	Market characteristics

-	LCD is a key product for the display industry and the demands for LCD have been steadily rising.

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

-	The LCD market has experienced a high rate of growth based on IT related products. With expansion of the market for LCD televisions, we expect that the LCD market will continuously grow.

(5)	New business etc.

-	We have commenced building construction of P8 at our Paju display cluster in Korea in anticipation of growth in the TFT-LCD market.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and expect to begin production during the first half of 2007.

-	In October 2006, we formed a strategic alliance with Toshiba Corporation whereby Toshiba would take a 19.9% equity participation in our subsidiary, a LCD module plant, in Poland currently under construction in Wroclaw, Poland and LG.Philips LCD Poland Sp. z o.o. would supply Toshiba with a quantity of LCD TV panels produced at the plant in Poland.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in August 2006, we established LG.Philips LCD Guangzhou Co., Ltd. which plant is under construction.

(6)	Organization chart

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- CPO : Chief Production Officer

- CTO : Chief Technology Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1)	Date and Time: 10:00 A.M., February 28, 2007 (Wednesday)

(2)	Venue : Auditorium of the A building, LG.Philips LCD Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. Business Report

(2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2006

b. Amendment of the Articles of Incorporation

c. Appointment of Directors

d. Appointment of Audit Committee Members

e. Remuneration Limit for Directors in 2007

C. Details of Agenda for Approval

Agenda 1: Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2006

(1)	Business Performance in FY 2006

-	As demand for LCD TV continued to grow, our non-consolidated sales revenue in 2006 increased by 14.7% year-on-year to KRW 10,201 billion. Due to the difficult business environment like imbalance between supply and demand, a steeper-than-anticipated fall in average selling price of LCD panels, a drastic appreciation of KRW, continued high oil prices, etc., we incurred a non-consolidated operating loss of KRW 945 billion and a non-consolidated net loss of KRW 769 billion in 2006.

(2)	Financial Statements

a. Non-consolidated Balance Sheets

(Based on Korean GAAP)	(KRW Million)

Description	FY 2006	FY 2005	Remarks
1.Current assets	2,731,656	3,196,934
2. Fixed assets	10,084,191	9,798,981
1) Investment assets	1,109,933	660,628
2) Tangible assets	8,860,076	8,988,459
3) Intangible assets	114,182	149,894
Total Assets	12,815,847	12,995,915
1.Current liabilities	2,694,389	2,594,282
2.Non-current liabilities	3,231,782	2,726,036
Total Liabilities	5,926,171	5,320,318
1.Capital stock	1,789,079	1,789,079
2.Capital surplus	2,275,172	2,279,250
3.Retained earnings	2,839,373	3,608,686
4.Capital adjustment	(13,948)	(1,418)
Total Shareholders’ Equity	6,889,676	7,675,597
Total Liabilities and Total Shareholders’ Equity	12,815,847	12,995,915

b. Non-Consolidated Income Statements

(Based on Korean GAAP)	(KRW Million)

Description	FY 2006	FY 2005	Remarks
1. Sales	10,200,660	8,890,155
2. Cost of goods sold	(10,688,068)	(8,029,141)
3. Gross income	(487,408)	861,014
4. SG&A	(457,800)	(413,377)
5. Income from operations	(945,208)	447,637
6. Non-operating income	370,831	306,063
7. Non-operating expenses	(449,992)	(386,419)
8. Extraordinary gains	—	—
9. Extraordinary losses	—	—
10. Income before income tax	(1,024,369)	367,281
11. Income tax expense	255,056	149,731
12. Net income	(769,313)	517,012

c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)	(KRW Million)

Description	FY 2006	FY 2005	Remarks
1. Retained earnings before appropriations	2,711,036	3,480,349
a. Unappropriated retained earnings carried over from prior years	3,480,349	2,963,337
b. Net income	(769,313)	517,012
2. Appropriations of retained earnings	—	—
- Dividend	—	—
3. Unappropriated retained earnings to be carried forward to subsequent year	2,711,036	3,480,349

Agenda 2: Amendment of the Articles of Incorporation

Article	Current Provision	Proposed Provision	Purpose of Amendment of the Articles of Incorporation
Article 6	(Total Number of Authorized Shares) The total number of shares authorized to be issued by the Company shall be 400,000,000 shares.	(Total Number of Authorized Shares) The total number of shares authorized to be issued by the Company shall be 500,000,000 shares.	To increase total number of authorized shares

Article 10

(Preemptive Rights)

(3) Notwithstanding Paragraph (2) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the Board of Directors in any of the following cases, provided that the aggregate number of shares issued pursuant to items 1 through 7 below shall not exceed 10% of the total number of issued and outstanding shares:

(3) 6. Where the Company issues new shares to a domestic or overseas financial institution for an urgent need for funds.

(Preemptive Rights)

(3) Notwithstanding Paragraph (2) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the Board of Directors in any of the following cases, provided that the aggregate number of shares issued pursuant to items 1 through 7 below shall not exceed 20% of the total number of issued and outstanding shares:

(3) 6. Where the Company issues new shares to corporations, institutional investors or domestic or overseas financial institutions, etc. for the achievement of the company’s operational objectives, such as improvement of financial structure, etc..

To enlarge the allocation limit to 3rd party and scope of 3rd party

Article 12

(Suspension of Alteration of Register of Shareholders and Record Date)

(1) The Company shall suspend entry of any alterations into its register of shareholders with respect to shareholders’ rights from January 1 to January 31 of each year.

(Suspension of Alteration of Register of Shareholders and Record Date)

(1) The Company shall suspend entry of any alterations into its register of shareholders with respect to shareholders’ rights from January 1 to January 15 of each year.

To shorten the closing period of registry of shareholders

Article 15-2

(Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds and bonds with warrants) does not exceed one (1) trillion Won:

(3) The classes of shares to be issued upon conversion shall be common shares for 600 billion Won of the convertible bonds, in face value, and preferred shares for 400 billion Won of the convertible bonds, in face value.

(Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds) does not exceed one (1) trillion Won:

(3) The classes of shares to be issued upon conversion shall be common shares.

To separate each limit for CB and BW and to change the classes of shares to be issued upon conversion
Article 15-3

(Issuance of Bonds with Warrants)

(1) The Company may issue bonds with warrant to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrant (plus any previously issued and outstanding convertible bonds and bonds with warrants) does not exceed one (1) trillion Won:

(Issuance of Bonds with Warrants)

(1) The Company may issue bonds with warrant to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrant (plus any previously issued and outstanding bonds with warrants) does not exceed one (1) trillion Won:

To separate each limit for CB and BW and to change the classes of shares to be issued upon exercise of warrant

	(3) The classes of shares to be issued upon exercise of warrant shall be common shares for 600 billion Won of the bonds with warrants, in face value, and preferred shares for 400 billion Won of the bonds with warrants, in face value.	(3) The classes of shares to be issued upon exercise of warrant shall be common shares.
Article 17	(Convening of General Meetings of Shareholders) (2) A General Meeting of Shareholders may be held at the head office of the Company or at any other place as designated by the Board of Directors.

(Convening of General Meetings of Shareholders)

(2) A General Meeting of Shareholders may be held at the head office of the Company, Paju plant or at any other place as designated by the Board of Directors.

To specify the venue for General Meeting of shareholders

Agenda 3 : Appointment of Directors

a) Young Soo Kwon

•	Date of Birth: February 6, 1957

•	Candidate for Outside Director: None

•	Nominator: Board of Directors

•	Current Job: Director of LG Electronics Inc.

•	Major Career: - Master’s Degree in Industrial Engineering, KAIST (1981)

         - Executive Vice-President of LG Electronics Inc. (2002)

         - CFO of LG Electronics Inc. (2003)

         - CFO and President of LG Electronics Inc. (2006)

•	Business Transaction with LPL during the last 3 years: None

b) Bart van Halder

•	Date of Birth: August 17, 1947

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Current Job: Outside Director and Audit Committee Member of LG.Philips LCD Co., Ltd.

        * To be reappointed as a Outside Director at the forthcoming AGM

•	Major Career: - Master’s Degree in Business Econometrics, University of Tilburg

         - Director of Philips Corporate M&A (1991)

         - CFO of Philips Medical Systems (1993)

         - Senior Director of Corporate Accounting and Group Controller, Philips (1996)

         - Professor in management control of the University of Amsterdam, the Netherlands and trainer in accounting (2004)

         - Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands (Present)

•	Business Transaction with LPL during the last 3 years: None

c) Ingoo Han

•	Date of Birth: October 15, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Current Job: Outside Director and Audit Committee Member of LG.Philips LCD Co., Ltd.

        * To be reappointed as a Outside Director at the forthcoming AGM

•	Major Career: - Ph.D. in Accounting Information Systems, University of Illinois at Urbana-Champaign

         - Certified Public Accountant, Korea (1983)

         - Certified Management Accountant, USA (1990)

         - Professor in Accounting Information Systems of Graduate School of Management (1993~)

•	Business Transaction with LPL during the last 3 years: None

Agenda 4 : Appointment of Audit Committee Members

a) Bart van Halder

•	Date of Birth: August 17, 1947

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Current Job: Outside Director and Audit Committee Member of LG.Philips LCD Co., Ltd.

        * To be reappointed as a Audit Committee Member at the forthcoming AGM

•	Major Career: - Master’s Degree in Business Econometrics, University of Tilburg

         - Director of Philips Corporate M&A (1991)

         - CFO of Philips Medical Systems (1993)

         - Senior Director of Corporate Accounting and Group Controller, Philips (1996)

         - Professor in management control of the University of Amsterdam, the Netherlands and trainer in accounting (2004)

         - Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands (Present)

•	Business Transaction with LPL during the last 3 years: None

b) Ingoo Han

•	Date of Birth: October 15, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Current Job: Outside Director and Audit Committee Member of LG.Philips LCD Co., Ltd.

        * To be reappointed as a Audit Committee Member at the forthcoming AGM

•	Major Career: - Ph.D. in Accounting Information Systems, University of Illinois at Urbana-Champaign

         - Certified Public Accountant, Korea (1983)

         - Certified Management Accountant, USA (1990)

         - Professor in Accounting Information Systems of Graduate School of Management (1993~)

•	Business Transaction with LPL during the last 3 years: None

Agenda 5: Approval of Remuneration Limit for Directors

Category	FY2006	FY2007
Number of Directors (Number of Outside Directors)	9 (5)	9 (5)
Total Amount of Remuneration Limit	KRW 13.4 billion	KRW 13.4 billion

☐. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG.Philips LCD Co., Ltd. (“LPL”)

b. Number of LPL Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LPL	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%

Philips Electronics	Company acting in concert with the largest shareholder	117,625,000 (common stock)	32.9%

Total	—	253,250,000 (common stock)	70.8%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Dong Joo Kim	Heung Won Park	Jae Ho Park

Number of Shares Held by Agents	640 (common stock)	248 (common stock)	0

Relationship with LPL	Vice President of LPL	Employee	Employee

3. Matters Relating to Shareholders Whom Proxy is Asked to

a. Criteria for Selection: All shareholders holding more than 200,000 shares of LG.Philips LCD common stock, representing 81.7% of voting right

b. List of Shareholders to Be Asked for Proxy

No	Shareholders	No	Shareholders
1	LG Electronics	29	ISHARES MSCI SOUTH KOREA

2	Philips Electronics	30	UNIVERSITIES SUPERANNUAT

3	EURO-PACIFIC GROWTH FUND	31	KOOKMIN BANK (TRUST ACCOUNT)

4	NPC	32	EPLOYEE STOCK OWNERSHIP ASSOCIATION

5	UBS AG-ASIA EQUITY	33	MELLON-BOSTON PE TR EMG MKT

6	CREDIT SUISSE FINANCIAL	34	SSB-NEW ECNM

7	KOOKMIN BANK (MIRAE ASSET INVESTMENT MANAGEMENT)	35	DNSK-LON DYR

8	NTC-GOV SPORE	36	NTC/BONY/SSB-MONETR SG

9	DEUTSCHE BANK AG	37	KOREA EXCHANGE BANK (FOREIGN CURRENCY)

10	GOODMORNING SHINHAN SECURITIES	38	HSBC (SAMSUNGKODEX200ETF)

11	MERRILL LYNCH INTERNATIONAL	39	METLIFE

12	SHINHAN BANK (MIRAE ASSET INVESTMENT MANAGEMENT)	40	ABN AMRO BANK N.V., SINGAPORE BRANCH

13	CITIGROUP GLOBAL MARKETS FINANCIAL PRODU	41	HSBC ( FIDELITY INVESTMENTS ASSET MANAGEMENT)

14	KOREA INVESTMENT & SECURITIES	42	BARCLAYS GLOBAL INVESTRO

15	BEAR STEARNS INTL LTD	43	WOORI INVESTMENT & SECURITIES

16	HANA BANK (CONSUS ASSET MANAGEMENT)	44	BONY-DREYF INT PRM EMG

17	GST	45	MELLON-DF BALANCED FUND

18	PAC-PICTET ASSETS MGNT UK	46	SCHRODER INTERNATIONAL SELECTION FUND EM

19	ABU DHABI INVESTMENT AUT	47	CREDIT SUISSE FIRST BOS

20	(CITI+)NTC-SC BNSTN DW BSN	48	NATIONAL AGRICULTURAL COOPERATIVE FEDERATION (SHINHAN BNP PARIBAS INVESTMENT TRUST MANAGEMENT)

21	KOOKMIN BANK (ALLIANZ INVESTMENT MANAGEMENT)	49	KOREA EXCHANGE BANK (HANWHA INVESTMENT MANAGEMENT)

22	CITADEL HORIZON S.A.R.L.	50	MSCO-FRO ASA PAC FD

23	SSB-GSF	51	SAUDI ARABIAN MONETARY A

24	DNSK-DANSKE INVEST	52	SSB-CPERS CG2

25	BBH-VANGUARD INTL EQ IND	53	PENSION FUND - KITC

26	KTCU	54	MSILP-PLEDGEE OF 18307

27	GOLDMAN SACHS INT’L LTD	55	KOOKMIN BANK (KITC)

28	SSB-AM FD INS	56	PENSION FUND – EURYTH 4

4. Others

- The Period of Proxy Instruction: From Feb. 8, 2007 to Feb. 28, 2007 (before the 22nd AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 5, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer